

January 29, 2010

Mr. Graham Briggs
Chief Executive Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1760

> **Re:** **Harmony Gold Mining Company Limited**
> **Form 20-F for the Fiscal Year Ended June 20, 2009**
> **Filed October 26, 2009**
> **Form 20-F/A for the Fiscal Year Ended June 30, 2009**
> **Filed November 12, 2009**
> **File No. 1-31545**

Dear Mr. Briggs:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended June 30, 2009

Operating and Financial Review and Prospects

Results of Operations

Years Ended June 30, 2009 and 2008

Continuing Operations

Income and Mining Taxes

1.   We note your disclosure that one of the significant reasons for the difference
        between your effective tax rate and your statutory rate is the difference between
        the statutory tax rate and the rate used to provide for deferred taxes. We also note
        your rate reconciliation in Footnote 14 on page F-36 indicates that there were
        changes in the rate used to provide for deferred taxes. Please tell us how you
        considered providing additional analysis in your discussion of your effective tax
        rate to inform investors of the reasons why there were changes in the rate used to
        provide deferred taxes.   See Item 303(a)(3) of Regulation S-K for guidance.

Engineering Comments

Form 20-F/A for the Fiscal Year Ended June 30, 2009

Nambonga North, Project Status, page 78

2.   In your description of the Nambonga North prospect, you use the term "inferred"
        in reference to quantity estimates. The provisions in Industry Guide 7 preclude
        the use of any terms other than proven or probable reserves for disclosure in SEC
        documents. Please remove the "inferred resource estimate" from your filing.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 regarding engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director